    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                           UNDER SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                            ZING TECHNOLOGIES, INC.
                           (Name of Subject Company)

                            ZING TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                   989601109
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               ROBERT E. SCHRADER
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ZING TECHNOLOGIES, INC.
                               115 STEVENS AVENUE
                            VALHALLA, NEW YORK 10595
                                 (914) 747-7474

                            ------------------------

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                WITH A COPY TO:

                             HENRY A. SINGER, ESQ.
                     MORRISON COHEN SINGER & WEINSTEIN, LLP
                              750 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-8600

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION

    (a) NAME AND ADDRESS. The name of the subject company is Zing
       Technologies, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 115 Stevens Avenue, Valhalla, New York, 10595 and the telephone number is (914) 747-7474.

    (b) SECURITIES. The title of the class of equity securities to which this Statement relates is common stock, par value $.01 per share, of the Company (the "Company Common Stock" or the "Shares"). As of January 26, 2000, there were 2,406,837 shares of Company Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

    (a) NAME AND ADDRESS: This Solicitation/Recommendation Statement (this "Statement") is being filed by the Company. The address of the principal executive offices of the Company is 115 Stevens Avenue, Valhalla, New York, 10595 and the telephone number is (914) 747-7474.

    (b) TENDER OFFER. This Statement relates to the tender offer by IRC Acquisition Corporation (the "Purchaser"), a New York corporation and a wholly-owned subsidiary of International Rectifier Corporation ("Parent"), a Delaware corporation, and Parent disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated February 7, 2000, offering to purchase all of the outstanding Shares at a price of $15.36 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated February 7, 2000, and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The address of the Purchaser as set forth in the Schedule TO is 233 Kansas Street, El Segundo, California 90245.

       The Offer is being made pursuant to an Agreement and Plan of Reorganization, dated as of January 27, 2000 (the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of the Parent. A copy of the Merger Agreement is filed as Exhibit (b) to this Statement and is incorporated herein by reference.

       At meetings held on January 18(th) and 19(th), 2000 all members of the Board of Directors of the Company (the "Company Board"), approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to and in the best interests of the shareholders.

ITEM 3. PAST CONTACT, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    (a) CONFLICTS OF INTERESTS. Except as set forth in this Item 3, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

    (b) AGREEMENTS WITH PARENT AND PURCHASER. A summary of the material provisions of the Merger Agreement is included in the Offer to Purchase under Section 11 "Purpose of the Offer; Plans for the Company; Merger Agreement; Shareholder Support Agreement; Stock Option Agreement; Confidentiality Agreement" of the Offer to Purchase, a copy of which is included as Exhibit(a)(1)(A) to the Schedule TO and is incorporated herein by this reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (b) to this Statement and is incorporated herein by this reference.

    (c) AGREEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY. Certain agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates are set forth in Item 10 "Executive Compensation and Other Information" to the Company's Annual Report on Form 10-KSB/A dated October 28, 1999 and is incorporated herein by this reference.

       On January 18, 2000 the Company Board had a meeting to discuss the Merger. On January 19, 2000, the Company Board held a continuation of the January 18, 2000 meeting, which had been adjourned. At the January 19, 2000 meeting the Company Board discussed the Merger Agreement, the structure of the transaction and the terms of the Offer, and at such meeting unanimously determined that the Merger, the stock option agreement and the transactions contemplated thereby, including the Offer and the Merger were fair to and in the best interests of the Company's shareholders. The Company Board also discussed the contributions made to the Company by each of Robert Schrader, Chief Executive Officer, Martin Fawer, Chief Financial Officer, Michelle Mastropolo, Administrative Assistant and Donald Guarnieri, Comptroller (the "Employees"). The Company Board proposed termination bonuses for each of the Employees, to reward them for their service to the Company during their respective terms of employment with the Company. Mr. Schrader and Mr. Fawer did not participate in the discussion or vote with respect to their respective proposed termination bonuses. The Company Board approved the following termination bonuses:

NAME:                                                         AMOUNT OF BONUS:
-----                                                         ----------------
Robert Schrader.............................................      $440,000
Martin Fawer................................................      $300,000
Michelle Mastropolo.........................................      $ 36,000
Donald Guarnieri............................................      $ 30,000

       On January 27, 2000, Mr. John Catrambone, President and Chief Executive Officer of Omnirel LLC entered into an incentive compensation agreement with Parent (the "Catrambone Incentive Compensation Agreement"). In order to induce Mr. Catrambone to become an employee of Parent, Parent agreed, pursuant to the Catrambone Incentive Compensation Agreement, to pay incentive bonuses to Mr. Catrambone as follows: $250,000 within ten days of the effective date of the Merger and $250,000 within ten days following the one year anniversary of the effective date. The above is a summary, and is qualified in its entirety by reference to the Catrambone Incentive Compensation Agreement incorporated herein by this reference, a copy of which has been filed as Exhibit (d)(9) to the Schedule TO.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) SOLICITATION OR RECOMMENDATION. At meetings held on January 18(th) and 19(th), 2000, the Company Board, by unanimous vote of all directors approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders.

       The Company Board recommends that the shareholders accept the Offer and tender their shares pursuant to the Offer.

       A letter to the Company's shareholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by this reference.

    (b) REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS.

       The Company Board is constantly seeking to maximize shareholder value, and from time to time has considered various financial and strategic alternatives. In November 1998, the Company Board approached FleetBoston Robertson Stephens Inc. ("Fleet"), a bank that the Company has engaged in various matters, to discuss various strategies for increasing shareholder value.

       Pursuant to a mandate letter dated March 3, 1999 (the "Engagement Letter"), the Company retained Fleet as its financial advisor in considering the Company's financial and strategic alternatives, including the possible sale of (or other extraordinary transactions involving) the Company and its subsidiaries. The Company has had a relationship with Fleet since June 1994, during which time Fleet has performed a variety of financial, banking and advisory services.

       The Company agreed in the Engagement Letter to pay to Fleet in cash
       (i) a monthly project fee of $7,500, not to exceed $37,500 (to be applied against the completion fee), (ii) a completion fee of 2% of the transaction value of Omnirel LLC, the Company's wholly-owned limited liability company ("Omnirel"), if the aggregate fair market value of the net proceeds received by the Company's shareholders for Omnirel (the "Purchase Price") was less than $22,500,000 and (iii) an incentive fee of 3% of the amount by which the Purchase Price exceeded $22,500,000, which completion fee and incentive shall be approximately $575,000. The fees are payable in cash upon closing of a transaction, or in the case of a tender offer, upon the first purchase of shares pursuant to such tender offer. Whether or not any transaction is proposed or consummated, the Company has agreed to reimburse Fleet for reasonable out-of-pocket expenses. In the Engagement Letter, the Company agreed to indemnify Fleet against certain liabilities arising out of Fleet's engagement.

       On June 10, 1999, Fleet prepared an Offering Memorandum for use in connection with its representation of the Company. Fleet produced a list of potential strategic buyers. Between June 10, 1999 and October 15, 1999, Fleet contacted approximately 40 strategic buyers and more than 100 financial buyers, including private equity firms. The Company executed 45 Confidentiality Agreements with prospective purchasers.

       Beginning on June 16, 1999, Fleet distributed copies of the Offering Memorandum to 17 strategic buyers and to 28 financial buyers.

       During an approximately three month period beginning on July 13, 1999, Fleet received a total of nine formal acquisition proposals, four of them in writing. The four top bidders, including Parent, were eventually invited to meet with Omnirel and Zing management.

       In July of 1999, Mr. Nick Thornburn, an employee of Omnirel and a former employee of Parent, spoke to Mr. Robert Mueller, a member of the board of directors for Parent, about the possibility of Omnirel and Parent conducting regular commercial business with each other. Mr. Mueller spoke with Mr. Walt Lifsey, Vice President of Government and Space Products for Parent, who, through Mr. Thornburn, contacted Mr. John Catrambone, president and chief executive officer of Omnirel, towards the end of July, 1999. Mr. Lifsey and Mr. Catrambone arranged for a meeting for this purpose on August 10, 1999, while Mr. Lifsey was visiting some of Parent's distributors in New York.

       On August 10, 1999, Mr. Lifsey and Mr. Catrambone met and exchanged general industry and company information, including a general discussion of business conditions in the space, military, and high reliability markets. Following the meeting, Mr. Catrambone gave Mr. Lifsey an escorted tour of the Omnirel manufacturing facility in Leominster, Massachusetts. During the course of their conversation, Mr. Lifsey advised
       Mr. Catrambone that Parent was exploring the possibility of making strategic acquisitions, and Mr. Catrambone informed Mr. Lifsey that the Company had retained Fleet for the purpose of exploring financial and strategic alternatives.

       On October 13, 1999, the Company held its first management meeting with a prospective purchaser. On October 14 and October 15, 1999 management personnel from Parent visited Omnirel. After the management meetings with each of the four final bidders were held, each of the bidders was asked to submit a more detailed proposal. Each of the four bidders submitted more detailed proposals with higher valuation ranges. At this point, the process was run as a competitive limited auction.

       On November 18, 1999, during the course of the bidding and negotiation process, the Company consulted with legal counsel and determined that it would be in the best interests of the shareholders of the Company to change the structure of the transaction, and to offer the Company, rather than offering Omnirel. It was determined that offering the Company rather than Omnirel would avoid the potential double taxation to the shareholders of the Company that might occur if Omnirel were sold. The participants in the bidding process were advised of the preferred deal structure, and discussions with the participants proceeded on this basis.

       The bidding process was subsequently focused on the two highest bidders, based upon price, structure and timing. One of the bidders was Parent.

       On December 13, 1999, following a conversation between Company counsel and Parent counsel on December 11, 1999, Parent determined to alter the structure of the transaction from a merger to a tender offer for the Company, followed by a merger, based upon the belief that the tender offer structure would be the most efficient means to consummate the transaction.

       During the week of January 10, 2000, negotiations occurred between the Company and the second highest bidder. At this time, the other bidder was unable to match the terms proposed by Parent, which terms were more advantageous to the shareholders of the Company.

       On January 18, 2000, the Company Board held a meeting to discuss the transaction. Mr. Robert Snape, Director, Mergers and Acquisitions at Fleet, attended the meeting and provided a brief history of the transaction beginning with Fleet's engagement in March 1999. The Company Board discussed whether or not a fairness opinion should be obtained. Mr. Henry Singer, a director of the Company and a partner of Morrison Cohen Singer & Weinstein, LLP, counsel to the Company, explained the law on the issue and indicated that if a company had sufficiently explored the marketplace to determine fair market value, then the directors could conclude that obtaining a fairness opinion would be an unnecessary expense. The Company Board determined that a fairness opinion would be a waste of corporate assets, in light of the fact that the Company had retained Fleet and that Fleet had actively explored the marketplace.
       Mr. Singer reviewed the terms of the Merger Agreement with the Company Board.

       On January 19, 2000, the Company Board held a continuation of the January 18, 2000 meeting, which had been adjourned, to continue its discussion of the transaction. The Company Board discussed the Merger Agreement, the structure of the transaction and the terms of the Offer, and at such meeting unanimously determined that the Merger, the Stock Option Agreement and the Transactions, including the Offer and the Merger were fair to and in the best interests of the Company's shareholders.

       On January 27, 2000, the Company accepted the offer proposed by Parent and the Merger Agreement was executed by the parties thereto.

    (c) INTENT TO TENDER. To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act), subject to and consistent with any fiduciary obligations of such persons.

       On January 27, 2000, each of John Catrambone, Robert E. Schrader IRA, Robert and Deborah Schrader, The Robert Schrader 1998 Grantor Retained Annuity Trust, Robert Schrader and John Allwein (each a "Shareholder" and collectively, the "Shareholders") entered into a separate agreement (collectively, the "Shareholder Support Agreements") with Purchaser, filed as Exhibit (e)(1), (e)(2), (e)(3), (e)(4), (e)(5) and (e)(6),
       respectively, to this Statement, each of which is incorporated herein by this reference. The Shareholders own approximately 57% of the outstanding Company Common Stock. Pursuant to the terms of the Shareholder Support Agreements, each Shareholder irrevocably and unconditionally agrees to validly tender in accordance with the terms of the Offer, all of the Shares owned by such Shareholder as of the date of such Shareholder Support Agreement. The above is a summary of the terms of the Shareholder Support Agreement and is qualified in its entirety by reference to the Shareholder Support Agreements, incorporated herein by this reference, copies of which have been filed as Exhibits to this Statement.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED COMPENSATED OR USED

        The information set forth in Item 4 above is incorporated herein by this reference.

        Fleet and its affiliates have rendered various investment banking and other advisory services to the Company and its affiliates in the past for which Fleet received customary compensation. In the ordinary course of business, Fleet and its affiliates may actively trade securities of the Company, Parent and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Except as disclosed herein and in the Offer to Purchase, a copy of which is attached as Exhibit(a)(1)(A) to the Schedule TO and portions of which are incorporated herein by reference, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
       (iv) any material change in the present dividend policy or indebtedness or capitalization of the Company.

    (b) Except as described in Item 3 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION

    (a) As a New York company, the anti-takeover provisions of Section 912 of the Business Corporation Law of the State of New York ("New York Law") by their terms apply to the Company. A description of these provisions and their applicability to the Company is contained in Section 15 "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase which is attached as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by this reference. At its meeting held on January 19, 2000, the Company Board approved the Merger Agreement and the transactions contemplated thereby, which approval rendered Section 912 of the New York Law inapplicable to the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger.

    (c) For a description of appraisal rights applicable to the Merger (such rights not being applicable to the Offer), see Section 15 "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase which is attached as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by this reference.

    (d) Reference is hereby made to the Letter of Transmittal which is attached as Exhibit (a)(1)(B) to the Schedule TO and is incorporated herein by reference.

ITEM 9. EXHIBITS

    (a)(1)                  Letter to Shareholders dated February 7, 2000.

    (a)(2)                  Press release dated January 28, 2000 (previously filed with the Securities and Exchange Commission on January 31, 2000
                            as Exhibit 1 to Schedule 14D-9).

    (b)                     Agreement and Plan of Reorganization, dated as of
                            January 27, 2000 by and among Zing Technologies, Inc., IRC
                            Acquisition Corporation and International Rectifier
                            Corporation (filed as Exhibit d(1) to Schedule TO filed by
                            IRC Acquisition Corporation and International Rectifier
                            Corporation with the Securities and Exchange Commission on
                            February 7, 2000 and incorporated herein by this reference).

    (c)                     Letter Agreement dated as of March 3, 1999 by and among
                            Fleet National Bank, Zing Technologies, Inc. and Omnirel,
                            LLC.

    (d)                     Annual Report for Zing Technologies, Inc. on Form 10-KSB/A
                            dated October 28, 1999 (previously filed with the Securities and Exchange Commission on October 28, 1999 and incorporated herein by this reference).

    (e)(1)                  Shareholder Support Agreement, dated January 27, 2000, by
                            and among International Rectifier Corporation, IRC
                            Acquisition Corporation and John F. Catrambone (filed as
                            Exhibit (d)(3) to Schedule TO filed by IRC Acquisition
                            Corporation and International Rectifier Corporation with the
                            Securities and Exchange Commission on February 7, 2000 and
                            incorporated herein by this reference).

    (e)(2)                  Shareholder Support Agreement, dated January 27, 2000, by
                            and among International Rectifier Corporation, IRC
                            Acquisition Corporation and Robert E. Schrader IRA (filed as
                            Exhibit (d)(4) to Schedule TO filed by IRC Acquisition
                            Corporation and International Rectifier Corporation with the
                            Securities and Exchange Commission on February 27, 2000 and
                            incorporated herein by this reference).

    (e)(3)                  Shareholder Support Agreement, dated January 27, 2000, by
                            and among International Rectifier Corporation, IRC
                            Acquisition Corporation and Robert and Deborah Schrader
                            (filed as Exhibit (d)(5) to Schedule TO filed by IRC
                            Acquisition Corporation and International Rectifier
                            Corporation with the Securities and Exchange Commission on
                            February 7, 2000 and incorporated herein by this reference).

    (e)(4)                  Shareholder Support Agreement, dated January 27, 2000, by
                            and among International Rectifier Corporation, IRC
                            Acquisition Corporation and The Robert Schrader 1998 Grantor
                            Retained Annuity Trust (filed as Exhibit (d)(6) to Schedule
                            TO filed by IRC Acquisition Corporation and International
                            Rectifier Corporation with the Securities and Exchange
                            Commission on February 7, 2000 and incorporated herein by
                            this reference).

    (e)(5)                  Shareholder Support Agreement, dated January 27, 2000, by
                            and among International Rectifier Corporation, IRC
                            Acquisition Corporation and Robert Schrader (filed as
                            Exhibit (d)(7) to Schedule TO filed by IRC Acquisition
                            Corporation and International Rectifier Corporation with the
                            Securities and Exchange Commission February 7, 2000 and
                            incorporated herein by this reference).

    (e)(6)                  Shareholder Support Agreement, dated January 27, 2000, by
                            and among International Rectifier Corporation, IRC
                            Acquisition Corporation and John Allwein (filed as
                            Exhibit (d)(8) to Schedule TO filed by IRC Acquisition
                            Corporation and International Rectifier Corporation with the
                            Securities and Exchange Commission on February 7, 2000 and
                            incorporated herein by this reference).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                       ZING TECHNOLOGIES, INC.

                                                       By:  /s/ ROBERT E. SCHRADER
                                                            -----------------------------------------
                                                            Name: Robert E. Schrader
                                                            Title: Chairman of the Board,
                                                                  President and Chief
                                                                  Executive Officer

    Dated: February 7, 2000